AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2015
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing Transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ZAR 200 million Zero Coupon Deep Discount Notes	Borrowing	10-Jul-15	21-Jul-15	21-Jul-27	ZAR 200.0	Daiwa SMBC Europe
BRL 130 million Zero Coupon Deep Discount Notes	Borrowing	10-Jul-15	22-Jul-15	22-Jul-30	BRL 130.0	Daiwa SMBC Europe
USD 20 million Fixed Rate Infrastructure bond	Borrowing	13-Jul-15	24-Jul-15	24-Jul-25	USD 20.0	JP Morgan
JPY 200 million PRDC Notes	Borrowing	20-Aug-15	14-Sep-15	15-Sep-45	JPY 200.0	Mizuho Inter. Plc
JPY 100 million PRDC Notes	Borrowing	26-Aug-15	14-Sep-15	15-Sep-45	JPY 100.0	Mizuho Inter. Plc
JPY 100 million PRDC Notes	Borrowing	27-Aug-15	28-Sep-15	29-Sep-45	JPY 100.0	BNP Paribas

ECP Transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ECP	Commercial paper	01-Jul-15	03-Jul-15	05-Oct-15	USD 50	ING
ECP	Commercial paper	01-Jul-15	03-Jul-15	06-Nov-15	USD 30	ING
ECP	Commercial paper	01-Sep-15	03-Sep-15	03-Dec-15	USD 25	Banc of America Securities
ECP	Commercial paper	01-Sep-15	03-Sep-15	04-Dec-15	USD 50	UBS
ECP	Commercial paper	02-Sep-15	04-Sep-15	04-Dec-15	USD 50	ING
ECP	Commercial paper	03-Sep-15	08-Sep-15	08-Dec-15	USD 100	Banc of America Securities
ECP	Commercial paper	08-Sep-15	10-Sep-15	10-Nov-15	USD 50	ING
ECP	Commercial paper	18-Sep-15	22-Sep-15	22-Oct-15	USD 100	Banc of America Securities
ECP	Commercial paper	23-Sep-15	25-Sep-15	26-Oct-15	USD 100	UBS
ECP	Commercial paper	23-Sep-15	25-Sep-15	30-Nov-15	USD 200	BAC
ECP	Commercial paper	23-Sep-15	25-Sep-15	28-Oct-15	USD 200	BAC
ECP	Commercial paper	30-Sep-15	02-Oct-15	01-Dec-15	USD 100	UBS

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Buyback transactions

Description	Buyback date	Settlement Date	Original maturity Date	Repurchase amount (million)	Buyback portion	Arranger
USD 20 million Fixed Rate Clean Energy Bond	03-Aug-15	05-Aug-15	25-Aug-22	USD 20	Full	J.P.Morgan

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 500 million Bermuda PRDC Callable	15-Jun-00	06-Jul-00	06-Jul-15	JPY 500.0
JPY 500 million CMS Linked NC	16-Jun-00	06-Jul-00	06-Jul-15	JPY 500.0
JPY 1 billion CMS index FRN NC	19-Jun-00	06-Jul-00	06-Jul-15	JPY 1,000.0
JPY 1billion Bermuda PRDC Callable	12-Sep-00	28-Sep-00	28-Sep-15	JPY 1,000.0
USD 30 million Callable Capped FRN	04-Aug-05	17-Aug-05	17-Aug-15	USD 30.0
BRL 6 million	01-Jul-10	28-Jul-10	29-Jul-15	BRL 6.0
USD 12 million Education Bond	23-Jul-10	19-Aug-10	20-Aug-15	USD 12.0
BRL 11.2 million Fixed Rate Education Bond	19-Jul-12	30-Aug-12	28-Aug-15	BRL 11.2
TRY 11 million Fixed Rate	23-Jul-12	29-Aug-12	27-Aug-15	TRY 11.0
TRY 157 million Fixed Rate Notes	17-Aug-12	04-Sep-12	03-Sep-15	TRY 157.0
BRL 50 million Fixed Rate Note	28-Aug-12	10-Sep-12	31-Jul-15	BRL 50.0
GHS 47.6 million Currency Linked Note	28-Jan-13	11-Feb-13	11-Aug-15	GHS 47.6
GHS 75 million Currency Linked Note	08-Feb-13	25-Feb-13	25-Aug-15	GHS 75.0

Matured ECP transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Dealer
ECP	03-Jun-15	05-Jun-15	08-Sep-15	USD 100	Citi
ECP	03-Jun-15	05-Jun-15	08-Sep-15	USD 100	Banc of America Securities
ECP	03-Jun-15	08-Jun-15	10-Aug-15	USD 100	Banc of America Securities
ECP	03-Jun-15	05-Jun-15	05-Sep-15	USD 200	UBS
ECP	12-Jun-15	16-Jun-15	16-Sep-15	USD 50	ING
ECP	12-Jun-15	16-Jun-15	16-Sep-15	USD 50	Banc of America Securities

2. Attached hereto please find two copies of the Bank's annual financial statements for the period ended 30 September 2015.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou N'Sele

Director, Treasury Department